As filed with the Securities and Exchange Commission on June 27, 2001
                                                    Registration No. 333-_______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933


                             PINNACLE SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)

           California                                          94-3003809
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                          Identification Number)

                             280 North Bernardo Ave.
                         Mountain View, California 94043
                                 (650) 626-1600
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               Arthur D. Chadwick
                   Vice President, Finance and Administration,
                             Pinnacle Systems, Inc.
                            280 North Bernardo Avenue
                         Mountain View, California 94043
                                 (650) 526-1600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             CHRIS F. FENNELL, ESQ.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                            Palo Alto, CA 94304-1050
                                 (650) 493-9300


Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                  CALCULATION OF REGISTRATION FEE
========================================= ========================= ====================== ====================== ==================
                                                                           Proposed               Proposed
                                                                            Maximum                Maximum
           Title of Each Class                      Amount                 Offering               Aggregate            Amount of
             of Securities to                       to be                    Price                Offering               Filing
             be Registered(2)                     Registered               Per Share              Price(1)                Fee
----------------------------------------- ------------------------- ---------------------- ---------------------- ------------------
  Common Stock
  no par value........................          1,441,660 shares         $ 5.06                  $7,294,799.60        $1,823.70
========================================= ========================= ====================== ====================== ==================

(1) Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low prices of our common stock on June 26, 2001.

(2) Includes Preferred Share Purchase Rights, which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a) may determine.
================================================================================

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED AND IS DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)
Dated June 27, 2001




                             PINNACLE SYSTEMS, INC.


                               1,441,660 Shares


                                  COMMON STOCK





These shares may be offered and sold from time to time by certain shareholders of Pinnacle Systems, Inc., a California corporation ("Pinnacle" or the "Registrant") identified in this prospectus under the heading of "Selling Shareholders." The Selling Shareholders acquired the shares in connection with the acquisition by Pinnacle of Avid Sports, Inc. on June 29, 2000 and pursuant to the Settlement Agreement (the "Settlement Agreement") dated September 19, 2000 by and among Pinnacle and the former shareholders of Avid Sports, Inc. listed on Exhibit A thereto.


The Selling Shareholders will receive all of the net proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. Pinnacle will not receive any of the proceeds from the sale of the shares.

YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.


Pinnacle's common stock is traded on the Nasdaq National Market under the symbol "PCLE." On June 26, 2001, the last sale price of a share of our common stock was $5.13.



Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.





                                  July __, 2001.

                                TABLE OF CONTENTS



Where to Find Additional Information About Pinnacle.....................       2

Information Incorporated by Reference...................................       2

Forward Looking Information.............................................       3

Summary Business Description of Pinnacle................................       3

Risk Factors............................................................       4

Use of Proceeds.........................................................      11


Selling Shareholders....................................................      11


Plan of Distribution....................................................      12

Experts.................................................................      13

Legal Matters...........................................................      13


         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Shareholders are offering to sell, and seeking offers to buy, shares of Pinnacle common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.


         In this prospectus, "Pinnacle," "we," "us," and "our" refer to Pinnacle and its subsidiaries.

               WHERE TO FIND ADDITIONAL INFORMATION ABOUT PINNACLE

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, referred to as the SEC. You may read and copy any document we file at the SEC's public reference facilities in Room 1034, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE


         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the Selling Shareholders sell all the shares. The documents we incorporate by reference are:

         (1) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed May 15, 2001 pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act");


         (2) Our Current  Report on Form 8-K filed April 27,  2001,  relating to
(i) our announcement of financial results for the third quarter of Fiscal 2001, and (ii) our announcement of our election on April 5, 2001 to buy out in their entirety the earnout payments otherwise payable to the former Shareholders of Montage Group, Ltd. pursuant to the Stock Acquisition Agreement dated April 6, 2000 by and among Pinnacle and such shareholders;


         (3) Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, filed February 14, 2001 pursuant to Section 13 of the 1934 Act;

         (4) Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed November 14, 2000 pursuant to Section 13 of the 1934 Act;

         (5) Our Annual Report on Form 10-K for the fiscal year ended June 30, 2000, filed September 28, 2000 pursuant to Section 13 of the 1934 Act;

         (6) Our Current Report on Form 8-K filed July 27, 2000, relating to (i) our announcement of preliminary sales and earnings for the fourth quarter of Fiscal 2000, (ii) our announcement that we were denying allegations in a lawsuit, and (iii) our announcement of financial results for the fourth quarter of Fiscal 2000;

         (7) Our Current Report on Form 8-K filed July 14, 2000, relating to our acquisition of Avid Sports, Inc.;

         (8) The description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on September 9, 1994; and

         (9) The description of our Preferred Share Purchase Rights contained in our Registration Statement on Form 8-A as filed with the Commission on December 19, 1996, as amended May 19, 1998.


         You may request a copy of these filings, at no cost, by written or oral request to the following address: Chief Financial Officer, Pinnacle Systems, Inc., 280 North Bernardo Avenue, Mountain View, California 94043; telephone number (650) 526-1600.

                           FORWARD LOOKING INFORMATION

         This Prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the 1934 Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below. Reference is made in particular to the discussion set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report on Form 10-K for the fiscal year ended June 30, 2000, incorporated herein by reference. In connection with forward-looking statements that appear in these disclosures, prospective purchasers of the common stock offered hereby should carefully consider the factors set forth in this Prospectus under "Risk Factors."

                               PROSPECTUS SUMMARY

         You should read the following summary together with the more detailed information appearing elsewhere in this prospectus, especially "Risk Factors", and the unaudited condensed consolidated financial statements and notes thereto contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed May 15, 2001 and incorporated herein by reference.

                             PINNACLE SYSTEMS, INC.

         We design, manufacture, market and support video post-production tools for high quality real time video processing. Our products combine computer based and specialized video processing technologies which perform a variety of video post-production functions such as the addition of special effects, graphics and titles to multiple streams of live or previously recorded video material. Our products address needs in the broadcast, desktop and consumer video post-production markets.


         We were incorporated in California in 1986. We maintain our executive offices at 280 North Bernardo Avenue, Mountain View, California 94043, and our telephone number is (650) 526-1600.

                                  RISK FACTORS

         |X| There are various factors which may cause our net revenues and operating results to fluctuate.

         Our quarterly and annual operating results have varied significantly in the past and may continue to fluctuate because of a number of factors, many of which are outside our control. These factors include:

         -    Increased competition and pricing pressure
         -    Timing  of   significant   orders  from  and  shipments  to  major
                customers, including OEM's and our large broadcast accounts.
         -    Timing and market acceptance of new products
         -    Success in developing, introducing and shipping new products
         - Dependence on distribution channels through which our products are sold
         -    Accuracy of our and our resellers'  forecasts of end-user demand
         -    Accuracy of inventory forecasts
         -    Ability to obtain sufficient supplies from our subcontractors
         -    Timing and level of consumer product returns
         -    Foreign currency fluctuations
         -    Costs of integrating  acquired  operations
         -    General  domestic and international economic conditions

         We also experience significant fluctuations in orders and sales due to seasonal fluctuations, the timing of major trade shows and the sale of consumer products in anticipation of the holiday season. Sales usually slow down during the summer months of July and August, especially in Europe. Also, we attend a number of annual trade shows which can influence the order pattern of products, including CEBIT in March, the NAB convention held in April and the IBC convention held in September. Our operating expense levels are based, in part, on our expectations of future revenue and, as a result, net income would be disproportionately affected by a shortfall in net sales. Due to these factors, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance.

         |X| We are dependent on contract manufacturers and single or limited source suppliers for our components. If these manufacturers and suppliers do not meet our demand either in volume or quality, we could be materially harmed.

         We rely on subcontractors to manufacture our desktop and consumer products and the major subassemblies of our broadcast products. We and our manufacturing subcontractors are dependent upon single or limited source suppliers for a number of components and parts used in our products, including certain key integrated circuits. Our strategy to rely on subcontractors and single or limited source suppliers involves a number of significant risks, including:

         -    Loss of control over the manufacturing process
         -    Potential absence of adequate capacity
         -    Potential delays in lead times
         -    Unavailability of certain process technologies
         - Reduced control over delivery schedules, manufacturing yields, quality and costs
         -    Unexpected increases in component costs

         If any significant subcontractor or single or limited source supplier becomes unable or unwilling to continue to manufacture these subassemblies or provide critical components in required volumes, we will have to identify and qualify acceptable replacements or redesign our products with different components. Additional sources may not be available and product redesign may not be feasible on a timely basis. This could materially harm our business. Any extended interruption in the supply of or increase in the cost of the products, subassemblies or components manufactured by third party subcontractors or suppliers could materially harm our business.

         [X] Our revenues, particularly in the Broadcast Solutions Division, are increasingly becoming dependent on large broadcast system sales to a few significant customers. Our business and financial condition may be materially adversely affected if sales are delayed or not completed within a given quarter or if any of our significant customers terminate their relationship with us or significantly reduce the amount of business they do with us.

         We expect sales of large broadcast systems to a few significant customers to continue to constitute a material portion of our net revenues. Our quarterly and annual revenues could fluctuate significantly if:

         - Sales to one or more of our significant customers are delayed or are not completed within a given quarter.
         - The contract terms preclude us from recognizing revenue during that quarter.
         - We are unable to provide any of our major customers with products in a timely manner and on competitive pricing terms.
         - Any of our major customers experience competitive, operational or financial difficulties.
         - Any of our major customers terminate their relationship with us or significantly reduce the amount of business they do with us.
         - Any of our major customers reduce their capital investments in our products in response to slowing economic growth.

If we are unable to complete anticipated transactions within a given quarter, our revenues may fall below the expectations of market analysts, and our stock price could drop.

         Also, when negotiating large sales transactions, many customers delay negotiations until quarter-end in an effort to improve their ability to obtain more favorable pricing terms. As a result, we recognize a substantial portion of our revenues in the last month or weeks of a given quarter, and our revenues in a given quarter depend substantially on orders booked during the last month or weeks of a quarter. Due to the prevalence of end-of-month sales activity, if certain sales can not be closed during those last weeks, sales may be deferred until the following quarter. This may cause our quarterly revenues to fall below analysts' expectations.

         |X| We must retain key employees to remain competitive.

         If certain of our key employees leave or are no longer able to perform services for us, this could materially and adversely affect our business. We may not be able to attract and retain a sufficient number of managerial personnel and technical employees to compete successfully. We believe that the efforts and abilities of our senior management and key technical personnel are very important to our continued success. Our success is dependent upon our ability to attract and retain qualified technical and managerial personnel. There are not enough engineers, technical support, software services and managers available to meet the current demands of the computer industry. We may not be able to retain our key technical and managerial employees or attract, assimilate and retain such other highly qualified technical and managerial personnel as are required in the future. Also, employees may leave our employ and subsequently compete against us, or contractors may perform services for competitors of ours. If we are unable to retain key personnel, our business could be materially harmed.

         |X| We have grown rapidly and expect to continue to grow rapidly. If we fail to effectively manage this growth, our financial results could suffer.

         We have experienced rapid growth and anticipate that we will continue to grow at a rapid pace in the future. For example, in the nine-month period ended March 31, 2001, net sales increased 20.1% over the same period last year. Net sales in fiscal 2000 were $238.0 million compared to $159.1 million in fiscal 1999, a 49.6% increase. As a result of internal growth and recent acquisitions, we have increased the number of employees significantly over the last two fiscal years and many of these new employees are geographically dispersed, primarily throughout North America and Europe. This growth places increasing demands on our management, financial and other resources. We have built resources and systems to account for such growth, but continued or accelerated growth may require us to increase our investment in such systems, or to reorganize our management team. Such changes, should they occur, could cause an interruption in, or diversion of focus from our core business activities and have an adverse effect on financial results.

         |X| Any failure to successfully integrate the businesses we have acquired could negatively impact us.

         In December 2000, we acquired DVD authoring technology from Minerva Networks, Inc. In June 2000, we acquired Avid Sports, Inc. and Propel Ahead, Inc. In April 2000, we acquired Montage Group, Ltd. In March 2000, we acquired Digital Editing Services, Inc. and Puffin Designs, Inc. In January 2000, we acquired Synergy, Inc. Also, in 1999, we acquired the Video Communications Division of the Hewlett-Packard Company, Truevision, Inc. and Shoreline Studios, Inc. We may in the near or long-term pursue additional acquisitions of complementary businesses, products or technologies. Integrating acquired operations is a complex, time-consuming and potentially expensive process. All acquisitions involve risks that could materially and adversely affect our business and operating results. These risks include:

         - Distracting management from the day-to-day operations of our business
         - Costs, delays and inefficiencies associated with integrating acquired operations, products and personnel
         - The potential to result in a dilutive issuance of our equity securities
         - Incurring debt and amortization expenses related to goodwill and other intangible assets

         |X| Our stock price may be volatile.

         The trading price of our common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors including:

         -     Quarterly variations in results of operations
         - Announcements of technological innovations or new products by us, our customers or competitors
         -     Changes in securities analysts' recommendations
         -     Announcements of acquisitions
         -     Changes in earnings estimates made by independent analysts
         -     General fluctuations in the stock market

         Our revenues and results of operations may be below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of our common stock. In July 2000, we announced that financial results for the fourth quarter of fiscal 2000, which ended June 30, 2000, would be lower than the then current analyst consensus estimates regarding Pinnacle's quarterly results. In the day following this announcement, our share price lost more than 59% of its value and our shares continue to trade in a price range significantly lower than the range held by our shares before this announcement.

         With the advent of the Internet, new avenues have been created for the dissemination of information. Pinnacle has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of Pinnacle and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of our common stock.

         In addition, stock markets have from time to time experienced extreme price and volume fluctuations. The market prices for high technology companies have been particularly affected by these market fluctuations and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of our common stock.

         In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has been brought against the issuing company. On July 18, 2000, a lawsuit entitled Jiminez v. Pinnacle Systems, Inc., et al., No. 00-CV-2596 was filed in the United States District Court for the Northern District of California against Pinnacle and certain officer and director defendants.

         We have publicly announced that we intend to defend the case vigorously and are in the process of doing so. It is possible that additional similar litigation could be brought against us in the future. The securities class action lawsuit described above and any similar litigation which may be brought against Pinnacle could result in substantial costs and will likely divert management's attention and resources. Any adverse determination in such litigation could also subject us to significant liabilities.

         [X] Deteriorating market conditions and continued economic uncertainty could materially adversely impact our revenues and growth rate.

         As a result of recent unfavorable economic conditions and reduced capital spending, individuals and companies have started to delay or reduce expenditures, such as for our consumer products. The revenue growth and profitability of our business depends primarily on the overall demand for our products, particularly in the consumer and broadcast markets. Softening demand for these products caused by ongoing economic uncertainty may result in decreased revenues or earnings levels or growth rates. If the economic conditions in the United States worsen or if a wider global economic slowdown occurs, demand for our products may weaken, and our business, operating results, financial conditions and stock price may be materially adversely affected as a result.

         |X|  If  our   products  do  not  keep  pace  with  the   technological
developments in the rapidly changing video post-production equipment industry, our business may be materially adversely affected.

         The video post-production equipment industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products obsolete or unmarketable. Delays in the introduction or shipment of new or enhanced products, our inability to timely develop and introduce such new products, the failure of such products to gain significant market acceptance or problems associated with new product transitions could materially harm our business, particularly on a quarterly basis.

         We are critically dependent on the successful introduction, market acceptance, manufacture and sale of new products that offer our customers additional features and enhanced performance at competitive prices. Once a new product is developed, we must rapidly commence volume production. This process requires accurate forecasting of customer requirements and attainment of acceptable manufacturing costs. The introduction of new or enhanced products also requires us to manage the transition from older, displaced products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. In addition, as is typical with any new product introduction, quality and reliability problems may arise. Any such problems could result in reduced bookings, manufacturing rework costs, delays in collecting accounts receivable, additional service warranty costs and a limitation on market acceptance of the product.

         |X| If we do not effectively compete, our business will be harmed.

         The market for our products is highly competitive. We compete in the broadcast, desktop and consumer video production markets. We anticipate increased competition in each of the broadcast, desktop and consumer video production markets, particularly since the industry is undergoing a period of technological change and consolidation. Competition for our broadcast, desktop, and consumer video products is generally based on:

         -    Product performance
         -    Breadth of product line
         -    Quality of service and support
         -    Market presence
         -    Price
         - Ability of competitors to develop new, higher performance, lower cost consumer video products

         Certain competitors in the broadcast, desktop, and consumer video markets have larger financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than we do. In addition, some competitors have established relationships with current and potential customers of ours and offer a wide variety of video equipment that can be bundled in certain large system sales.

Principal competitors in the broadcast market include:

     Accom, Inc.
     Chyron Corporation
     Grass Valley Group
     Leitch Technology Corporation
     Matsushita Electric Industrial Co. Ltd.
     Quantel Ltd. (a division of Carlton Communications Plc)
     SeaChange Corporation
     Sony Corporation
     Tektronix, Inc.

Principal competitors in the desktop and consumer markets are:

     Accom, Inc.
     Adobe Systems, Inc.
     Apple Computer
     Avid Technology, Inc.
     Dazzle Multimedia
     Digitel Processing Systems, Inc.
     Fast Multimedia
     Hauppauge Digital, Inc.
     Matrox Electronics Systems, Ltd.
     Media 100, Inc.
     Sony Corporation

These lists are not all-inclusive.

         The consumer market in which certain of our products compete is an emerging market and the sources of competition are not yet well defined. There are several established video companies that are currently offering products or solutions that compete directly or indirectly with our consumer products by providing some or all of the same features and video editing capabilities. In addition, we expect that existing manufacturers and new market entrants will develop new, higher performance, lower cost consumer video products that may compete directly with our consumer products. We expect that potential competition in this market is likely to come from existing video editing companies, software application companies, or new entrants into the market, many of which have the financial resources, marketing and technical ability to develop products for the consumer video market. Increased competition in any of these markets could result in price reductions, reduced margins and loss of market share. Any of these effects could materially harm our business.

         We rely heavily on dealers and OEMs to market, sell and distribute our products. In turn, we depend heavily on the success of these resellers. If these resellers do not succeed in effectively distributing our products, then our financial performance will be negatively affected.

         These resellers may not effectively promote or market our products or may experience financial difficulties and even close operations. Our dealers and retailers are not contractually obligated to sell our products. Therefore, they may, at any time:
         -    Refuse to promote or pay for our products
         -    Discontinue our products in favor of a competitor's product

         Also, with these distribution channels standing between us and the actual market, we may not be able to accurately gauge current demand for products and anticipate demand for newly introduced products. For example, dealers may place large initial orders for a new product just to keep their stores stocked with the newest products and not because there is a significant demand for them.

         As to consumer products offerings, we have expanded our distribution network to include several consumer channels, including large distributors of products to computer software and hardware retailers, which in turn sell products to end users. We also sell our consumer products directly to certain retailers. Rapid change and financial difficulties of distributors have characterized distribution channels for consumer retail products. These arrangements have exposed us to the following risks, some of which are out of our control:
         - We are obligated to provide price protection to such retailers and distributors and, while the agreements limit the conditions under which product can be returned to us, we may be faced with product returns or price protection obligations
         - The distributors or retailers may not continue to stock and sell our consumer products
         -    Retailers and retail distributors often carry competing products

         [X] Excess or obsolete inventory and overdue or uncollectible accounts receivable could weaken our cash flow, harm our financial condition and results of operations and cause our stock price to fall.

         The recent downturn in the United States economy has contributed to a reduced demand for some of our consumer products. As a result, we are experiencing increased exposure to excess and obsolete inventories and higher overdue and uncollectible accounts receivables. If we fail to properly manage these inventory and accounts receivables risks, our cash flow may be weakened, and our financial position and results of operations could be harmed as a result. This, in turn, may cause our stock price to fall. If the economic or market conditions in United States continue or expand to foreign markets, our financial position may be further weakened.

         |X| We may be unable to protect our proprietary information and procedures effectively.

         We must protect our proprietary technology and operate without infringing the intellectual property rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect our proprietary technology. In addition, we generally enter into confidentiality and nondisclosure agreements with our employees and OEM customers and limit access to, and distribution of, our proprietary technology. These steps may not protect our proprietary information nor give us any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If we are unable to protect our intellectual property, our business could be materially harmed.

         |X| We may be adversely affected if we are sued by a third party or if we decide to sue a third party.

         There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to us, to protect our trade secrets, trademarks and other intellectual property rights owned by us, or to defend us against claimed infringement. We are also exposed to litigation arising from disputes in the ordinary course of business. This litigation may:

         - Divert management's attention away from the operation of our business
         -    Result  in the  loss of our  proprietary  rights
         -    Subject us to significant  liabilities
         -    Force us to seek licenses from third parties
         -    Prevent us from manufacturing or selling products

         Any of these results could materially harm our business.

         In the course of business, we have in the past received communications asserting that our products infringe patents or other intellectual property rights of third parties. We investigated the factual basis of such communications and negotiated licenses where appropriate. It is likely that in the course of our business, we will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of our products, or relating to current or future technologies, we may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

         |X| Because we sell products internationally, we are subject to additional risks.

         Sales of our products outside of North America represented approximately 55% of net sales in the period ended June 30, 2000 and 61% of net sales in the year ended June 30, 1999. We expect that international sales will continue to represent a significant portion of our net sales. We make foreign currency denominated sales in many, primarily European, countries. This exposes us to risks associated with currency exchange fluctuations. In fiscal 2001 and beyond, we expect that a majority of our European sales will continue to be denominated in local foreign currency, including the Euro. Pinnacle has developed natural hedges for some of this risk in that most of the European operating expenses are also denominated in local currency. However, where we sell our products in local currencies, we may be competitively unable to change our prices to reflect exchange rate fluctuations. For example, in recent periods, our revenues have been adversely affected by the decline in value of the Yen and Euro and its component currencies relative to the U.S. dollar.

         In  addition  to  foreign  currency  risks,   international  sales  and
operations may also be subject to the following risks:

         -    Unexpected changes in regulatory requirements
         -    Export license requirements
         -    Restrictions on the export of critical technology
         -    Political instability
         -    Trade restrictions
         -    Changes in tariffs
         -    Difficulties in staffing and managing international operations
         - Potential insolvency of international dealers and difficulty in collecting accounts

         We are also subject to the risks of generally poor economic conditions in certain areas of the world, most notably Asia. These risks may harm our future international sales and, consequently, our business.

     [X] We rely on a continuous power supply to conduct our operations, and California's current energy crisis could disrupt our operations and increase our expenses.

         California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. In the event of an acute power shortage, that is, when power reserves for the State of California fall below 1.5%, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout California. We currently do not have backup generators or alternate sources of power in the event of a blackout, and our current insurance does not provide coverage for and any damages we or our customers may suffer as a result of any interruption in our power supply. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our facilities. Any such interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.

                                 USE OF PROCEEDS

         Pinnacle will not receive any proceeds from the sale of the shares by the Selling Shareholders. All proceeds from the sale of Pinnacle's common stock will go to the Selling Shareholders who offer and sell their shares.


                              SELLING SHAREHOLDERS

         The following table sets forth information with respect to the number of shares of common stock owned by the Selling Shareholders named below and as adjusted to give effect to the sale of the shares offered hereby. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the Selling Shareholders may offer the shares for resale from time to time.


The shares being offered by the Selling Shareholders were acquired pursuant to the Settlement Agreement. The shares were issued pursuant to an exemption from the registration requirements of the Securities Act. An asterisk (*) following a particular Selling Shareholder's name indicates that the shareholder is an employee of Pinnacle or one of its subsidiaries. Two asterisks (**) indicates that the Selling Shareholder owns less than 1% of our total outstanding Common Stock. None of the Selling Shareholders owns more than 1% of our total outstanding common stock, either prior to or after the offering.


         The shares offered by this prospectus may be offered from time to time by the Selling Shareholders named below:

                                 Number of Shares                               Number of Shares
       Name of Selling         Beneficially Owned       Number of Shares       Beneficially Owned
         Shareholder          Prior to the Offering(1)   Being Offered         After the Offering
         -----------          ---------------------      -------------         ------------------
                              Number        Percent                             Number    Percent
                              ------        -------                             ------    -------
Aeder, Karl                    18,905        **              12,406              6,499      **
Avid Technology               586,534        **             354,412            232,122      **
Barkley, John*                313,263        **             205,559            107,704      **
Bienvenu, Mark                 14,583        **               9,750              4,833      **
Carpenter, Jeffrey             10,803        **               7,089              3,714      **
Clark, Mark                     1,956        **               1,182                774      **
Colony Investments              2,641        **               2,641                  0      **
Connell, Michael*               1,956        **               1,182                774      **
Dapkus, Karen                  24,485        **              16,067              8,418      **
Eccker, Randy                  21,604        **              14,177              7,427      **
Fay, Eugene                    10,803        **               7,089              3,714      **
Grandin, David                243,362        **             243,362                  0      **
Intel Corporation             262,139        **             158,397            103,742      **
Keshian, Daniel                17,722        **              17,722                  0      **
Lamaa, Fady                     9,002        **               5,907              3,095      **
Maira, Ravi                     1,175        **                 710                465      **
Menon, Krishna*                48,879        **              29,535             19,344      **
Moniz, Michael*                16,204        **              10,633              5,571      **
Morrison, William               1,956        **               1,182                774      **
Murphy, David                  19,553        **              11,815              7,738      **
O'Brien, Jennifer*              1,956        **               1,182                774      **
Quinn, Steven                   5,563        **               3,651              1,912      **
Racicot, Andrew                 3,939        **               3,939                  0      **
Rhinehart, Craig               19,445        **              12,760              6,685      **
Sauer, David                       99        **                  60                 39      **
Simmons, Robert               200,834        **             200,834                  0      **
Thomas, Alton*                 11,732        **               7,089              4,643      **
Thompson, Raymond              11,815        **              11,815                  0      **
Vint, Frederick                 2,105        **               1,272                833      **
Walsh, John, Jr.               36,007        **              23,628             12,379      **
Williams Communications        80,463        **              52,799             27,664      **
Wilson, David                  13,363        **              11,815              1,548      **
Xifaras, George                   296        **                 179                117      **

(1) Based on 54,875,342 shares of common stock outstanding as of June 15, 2001, excluding treasury stock and on each Selling Shareholders' beneficial ownership of our common stock as of June 15, 2001.

         Pursuant to the terms of the Settlement Agreement, Pinnacle undertook to register, on a registration statement of which this prospectus is a part, all of the shares to be issued to each of the Selling Shareholders on or before June 29, 2001. The Settlement Agreement also includes certain indemnification and contribution arrangements between Pinnacle and each of the Selling Shareholders.

                              PLAN OF DISTRIBUTION


         The shares may be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) on the Nasdaq National Market, or any exchange on which the common stock of Pinnacle may then be listed, in the over-the-counter market or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may sell the shares as agent or may purchase such shares as principal and resell them for their own account pursuant to this prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the shares, for whom they may act as agent (which compensation may be in excess of customary commissions).

         The aggregate proceeds to the Selling Shareholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents' commissions if any, and other expenses of issuance and distribution not borne by Pinnacle. The Selling Shareholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

         To the extent required, the specific shares of common stock to be sold, the names of the Selling Shareholders, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.


         We have agreed to bear certain expenses of registration of the shares under the federal and state securities laws and of any offering and sale hereunder, not including certain expenses, such as commissions, underwriting discounts and fees of dealers or agents attributable to the sale of the shares, and fees and expenses of the Selling Shareholders' counsel and any other advisors attributable to the sale of the shares.

         The Settlement Agreement provides that we will indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

         We may suspend the use of this prospectus for a discrete period of time, not exceeding 60 days, if, in Pinnacle's reasonable judgment, Pinnacle possesses material non-public information, the disclosure of which at that point in time in Pinnacle's reasonable judgment would have a material adverse effect on Pinnacle and its subsidiaries taken as a whole. We may not exercise this delay right more than once. Pinnacle is required to use reasonable efforts to cause the registration statement of which this prospectus is a part to become and remain effective until July 31, 2002, except as such period is otherwise extended under the Settlement Agreement. If Pinnacle suspends the Selling Shareholders' use of this prospectus pursuant to the Settlement Agreement, Pinnacle is required to increase the period of effectiveness for a period equal to the lesser of (i) the suspension period plus any period for which the effectiveness of the registration statement is extended pursuant to the Settlement Agreement or (ii) the period prior to which the shares are eligible for sale pursuant to Rule 144(k).


         Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.


         There can be no assurance that the Selling Shareholders will sell any or all of the shares of Pinnacle common stock offered by them hereunder.

                                     EXPERTS

         The consolidated financial statements and schedule of Pinnacle as of June 30, 2000 and 1999 and for each of the years in the three-year period ended June 30, 2000 have been incorporated by reference in this prospectus and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby has been passed upon for Pinnacle by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, payable by Pinnacle in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and Nasdaq National Market listing fee.


                                                                    Amount
                                                                  to be Paid
                                                                  ----------
SEC registration fee...................................         $   1,823.70
Nasdaq National market listing fee.....................         $   2,000.00
Printing expenses......................................         $  10,000.00
Legal fees and expenses................................         $  25,000.00
Accounting fees and expenses...........................         $  10,000.00
Miscellaneous expenses.................................         $     176.30
                                                                -------------


Total...................................................        $  49,000.00
                                                                =============


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by Section 204(a) of the California General Corporation Law, the Registrant's Articles of Incorporation eliminate a director's personal liability for monetary damages to the Registrant and its shareholders arising from a breach or alleged breach of the director's fiduciary duty, except for liability arising under Sections 310 and 316 of the California General Corporation Law or liability for (i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Registrant or its shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (vi) interested transactions between the corporation and a director in which a director has a material financial interest, and (vii) liability for improper distributions, loans or guarantees. This provision does not eliminate the directors' duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under California law.

         Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act. The Registrant's Articles of Incorporation and Bylaws contain provisions covering indemnification to the maximum extent permitted by the California General Corporation Law of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers employees or agents, including proceedings under the Securities Act or the Securities Exchange Act of 1934. Pinnacle has entered into Indemnification Agreements with its directors and executive officers.


         The Settlement Agreement provides that Pinnacle will indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

         On July 18, 2000, a lawsuit entitled Jiminez v. Pinnacle Systems, Inc., et al., No. 00-CV-2596 was filed in the United States District Court for the Northern District of California against Pinnacle and certain officer and director defendants. The action is a putative class action and alleges that defendants violated the federal securities laws by making false and misleading statements concerning Pinnacle's business prospects during an alleged class period of April 18, 2000 through July 10, 2000. The complaint does not specify damages. Pinnacle is defending the case vigorously, and recently moved to dismiss the complaint. In a written order dated May 7, 2001, the court dismissed the complaint with leave to amend in 45 days. On June 21, 2001, plaintiffs filed their amended complaint. The amended complaint alleges the same claims and does not specify damages. It is possible that the officer and director defendants named in this lawsuit may seek indemnification from Pinnacle with respect to this claim.



ITEM 16. EXHIBITS


Exhibit No.                                                     Description
-----------                                                     -----------

     4.1+         Settlement  Agreement  dated as of  September  19, 2000 by and among Pinnacle Systems, Inc. and each of the former shareholders of Avid Sports, Inc. listed on Exhibit A thereto.



     5.1          Opinion  of Wilson  Sonsini  Goodrich  & Rosati,  Professional
                  Corporation.

     23.1         Consent of independent auditors.

     23.2         Consent of Counsel (included in Exhibit 5.1).


     24.1 Power of Attorney (included in the signature page to this Registration Statement).

--------
+ Previously filed


ITEM 17. UNDERTAKINGS

         The Registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

         (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Pinnacle pursuant to Section 13 or
             Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the Registration Statement.

     2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the
Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement No. 333-______ to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 27th day of June, 2001.



                                   PINNACLE SYSTEMS, INC.

                                   By:  /s/ Mark L. Sanders
                                        ---------------------------------------
                                        Mark L. Sanders
                                        President and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each such person whose signature appears below constitutes and appoints, jointly and severally, Mark L. Sanders and Arthur D. Chadwick his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3 (including post-effective amendments), to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 426(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutions, may do or cause to be done by virtue hereof.


         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement No. 333-_____ has been signed by the following persons in the capacities and on the dates indicated:


               Signature                                           Title                              Date
               ---------                                           -----                              ----

/s/ Mark L. Sanders                      President, Chief Executive Officer and Director              June 27, 2001
--------------------------------------   (Principal Executive Officer)
(Mark L. Sanders)

/s/ Arthur D. Chadwick                   Vice President, Finance and Administration and Chief         June 27, 2001
--------------------------------------   Financial Officer (Principal Financial and Accounting
(Arthur D. Chadwick)                     Officer)

/s/ Ajay Chopra                          Chairman of the Board and Vice President, General            June 27, 2001
--------------------------------------   Manager, Desktop Products
(Ajay Chopra)

/s/ Glenn E. Penisten                    Director                                                     June 27, 2001
--------------------------------------
(Glenn E. Penisten)

/s/ Charles J. Vaughan                   Director                                                     June 27, 2001
--------------------------------------
(Charles J. Vaughan)

/s/ John Lewis                           Director                                                     June 27, 2001
--------------------------------------
(John Lewis)

/s/ Gregory Ballard                      Director                                                     June 27, 2001
--------------------------------------
(Gregory Ballard)

/s/ L. William Krause                    Director                                                     June 27, 2001
--------------------------------------
(L. William Krause)

                                  EXHIBIT INDEX


Exhibit No.                                                     Description
-----------                                                     -----------

     4.1+         Settlement  Agreement  dated as of  September  19, 2000 by and among Pinnacle Systems, Inc. and each of the former shareholders of Avid Sports, Inc. listed on Exhibit A thereto.


     5.1          Opinion  of Wilson  Sonsini  Goodrich  & Rosati,  Professional
                  Corporation.

     23.1         Consent of independent auditors.

     23.2         Consent of Counsel (included in Exhibit 5.1).

     24.1 Power of Attorney (included in the signature page to this Registration Statement).


----------
+ Previously filed